Filed Pursuant to Rule 433

Registration Statement No. 333-170866

Final Term Sheet for the Securities

Korea Finance Corporation

US$300,000,000 2.25% Notes due 2017 (the “Securities”)

September 17, 2012

Issuer	Korea Finance Corporation

Issue currency	U.S. DOLLAR ($)

Issue size	US$300,000,000

Format	The Securities shall constitute a further issuance of, and be fungible with and be consolidated and form a single series with, our US$500,000,000 2.25% Notes due 2017, which were issued on August 7, 2012.

Maturity date	August 7, 2017

Settlement date	On or about September 24, 2012, which will be the fifth business day following the date of this final term sheet. If you wish to trade the Securities on the date of this final term sheet or the next succeeding business day, because the Securities will initially settle in T+5, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement.

Interest rate	2.25% per annum (payable semi-annually)

Interest payment dates	February 7 and August 7 of each year, commencing on February 7, 2013 and with interest accruing from August 7, 2012

Public offering price	101.432% In addition to the public offering price, you will have to pay for accrued interest from and including August 7, 2012.

Gross proceeds	US$304,296,000

Underwriting discounts	0.25%

Net proceeds (after deducting underwriting discounts but not estimated expenses)	US$303,546,000

Denominations	US$200k/1k

Day count	360-day year consisting of twelve 30-day months

Listing	Approval in-principle has been received for the listing and quotation of the Securities on the Singapore Exchange Securities Trading Limited

Governing Law	New York

Fiscal Agent	Citibank, N.A.

CUSIP	50065T AD5

ISIN	US50065TAD54

Common Code	081084548

Ratings	Aa3 (Moody’s) / A+ (S&P) / AA- (Fitch)

Joint Bookrunners and Lead Managers	Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, UBS AG, Hong Kong Branch

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the United States Securities and Exchange Commission for more complete information about the issuer and this offering. You may obtain these documents free of charge by visiting EDGAR on the Web site of the United States Securities and Exchange Commission at www.sec.gov. Alternatively, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5407.

The most recent prospectus can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1483135/000119312512393161/d412323d424b5.htm

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.